FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached unaudited consolidated financial results announcement of PT. PP London Sumatra Indonesia Tbk and Subsidiaries for the six months ended 30 June 2008.

Dated this 14th day of August, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

** Independent Non-executive Directors*

dw 9/2

LONSUM

PT PP LONDON SUMATRA INDONESIA TBK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2008
WITH COMPARATIVE FIGURES FOR JUNE 30, 2007
(Expressed in Million Rupiah, Unless Otherwise Stated)

ASSETS	2008	2007
CURRENT ASSETS		
Cash and cash equivalents	938,762	347,900
Trade receivables - net of allowance for doubtful accounts of Rp 800 as of June 30, 2008 (2007: Rp 6,189)	44,314	26,679
Other receivables	38,059	9,445
Inventories - net	194,425	180,104
Advances - net of provision for unrecoverable amount of advance payments for land of Rp 44,000 as of June 30, 2008 (2007: Rp 44,000)	124,150	121,040
Prepaid taxes	11,540	24,678
Prepaid expenses	3,521	4,565
Total Current Assets	1,350,771	714,411
NON-CURRENT ASSETS		
Due from related parties	9,746	8,957
Plasma receivables - net of allowance for doubtful accounts of Rp 18,000 as of June 30, 2008 (2007: Rp nil)	38,603	77,436
Plantations		
Mature plantations - net of accumulated depreciation of Rp 336,316 as of June 30, 2008 (2007: Rp 269,795)	881,919	714,991
Immature plantations	897,235	800,114
Fixed assets - net of accumulated depreciation of Rp 343,649 as of June 30, 2008 (2007: Rp 293,136)	1,271,058	991,823
Deferred charges for landrights - net of accumulated amortization of Rp 30,950 as of June 30, 2008 (2007: Rp 26,990)	108,740	113,399
Other assets	1,610	1,830
Total Non-Current Assets	3,208,911	2,708,550
TOTAL ASSETS	4,559,682	3,422,961

LIABILITIES AND SHAREHOLDERS' EQUITY	2008	2007
CURRENT LIABILITIES		
Short-term bank loans	56,738	82,959
Trade payables	44,200	25,877
Notes payables	-	135,240
Other payables	23,751	11,109
Sales advances	66,741	32,936
Taxes payable	148,551	77,177
Accrued expenses	222,131	181,148
Current maturities of long-term bank loans	303,134	91,932
Mandatory Convertible Notes	-	405,092
Total Current Liabilities	865,246	1,043,470
NON-CURRENT LIABILITIES		
Long-term bank loans - net of current maturities	567,661	589,125
Deferred tax liabilities	77,498	105,106
Employee benefits liabilities	209,238	172,368
Total Non-Current Liabilities	854,397	866,599
Total Liabilities	1,719,643	1,910,069
SHAREHOLDERS' EQUITY		
Share capital - Rp 500 (full amount) par value per share - Authorized - 1,600,000,000 shares - Issued and fully paid - 1,364,572,793 shares (2007: 1,095,229,293)	682,286	547,615
Additional paid-in capital	888,069	617,648
Retained earnings		
Appropriated for general reserves	14,519	3,238
Unappropriated	1,255,165	344,391
Total Shareholders' Equity	2,840,039	1,512,892
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,559,682	3,422,961

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

SIX MONTHS ENDED JUNE 30, 2008
WITH COMPARATIVE FIGURES FOR SIX MONTHS ENDED JUNE 30, 2007
(Expressed in Million Rupiah, Unless Otherwise Stated)

	Share Capital	Additional Paid-in Capital	Retained Earnings: Appropriated for General Reserves	Retained Earnings: Unappropriated	Total Shareholders' Equity
Balance as of January 1, 2008	682,286	888,069	3,238	741,434	2,315,027
Appropriation for statutory reserve	-	-	11,281	(11,281)	-
Net income for the six months ended June 30, 2008	-	-	-	525,012	525,012
Balance as of June 30, 2008	682,286	888,069	14,519	1,255,165	2,840,039
Balance as of January 1, 2007	547,615	617,648	3,238	177,399	1,345,900
Net income for the six months ended June 30, 2007	-	-	-	166,992	166,992
Balance as of June 30, 2007	547,615	617,648	3,238	344,391	1,512,892

CONSOLIDATED STATEMENTS OF INCOME

SIX MONTHS ENDED JUNE 30, 2008
WITH COMPARATIVE FIGURES FOR SIX MONTHS ENDED JUNE 30, 2007
(Expressed in Million Rupiah, Unless Otherwise Stated)

	2008	2007
NET SALES	1,944,894	1,220,279
COST OF GOODS SOLD	1,149,178	804,146
GROSS PROFIT	795,716	416,133
OPERATING EXPENSES		
Selling	11,671	12,211
General and administration	27,620	36,762
Total operating expenses	39,291	48,973
INCOME FROM OPERATIONS	756,425	367,160
OTHER INCOME/(EXPENSES)		
Interest income	8,052	3,094
Gain/(loss) on foreign exchange - net	8,251	(2,682)
Gain on sale of fixed assets - net	2,806	572
Recovery from/(provision for) bad debt expenses	1,750	(14,599)
Provision for unrecoverable amount of advance payments for land	-	(44,000)
Interest and financing charges	(19,618)	(33,159)
Others - net	6,938	2,211
Other income/(expenses) - net	8,177	(88,563)
INCOME BEFORE INCOME TAX EXPENSE	764,602	278,597
INCOME TAX EXPENSE		
Current	(230,551)	(104,084)
Deferred	(9,039)	(7,521)
Income tax expense	(239,590)	(111,605)
NET INCOME	525,012	166,992
BASIC EARNINGS PER SHARE (FULL AMOUNT)	385	122

Notes :

1. The above financial information for the six months ended June 30, 2008 and 2007 is unaudited. The financial information for the six months ended June 30, 2008 is derived from the consolidated financial statements that have been reviewed by Public Accounting Firm Purwantono, Sarwoko & Sandjaja. The financial information for the six months ended June 30, 2007 is derived from the consolidated financial statements that have not been reviewed by a public accounting firm. As the above financial information is derived from the consolidated financial statements, it is not therefore a complete presentation of the consolidated financial statements.

2. The conversion rate used as of June 30, 2008 and 2007 are Rp 9,225/US$ and Rp 9,054/US$, respectively.

Jakarta, August 14, 2008

S.E. & O.

PT PP LONDON SUMATRA INDONESIA TBK

BOARD OF DIRECTORS

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached disclosure made by PT. Indofood Sukses Makmur Tbk. ("Indofood"), a subsidiary of the Company, to the Indonesian Stock Exchange, in relation to its sale of part of the Treasury Stock today.

Dated this 15th day of August, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Indofood
THE SYMBOL OF QUALITY FOODS

UNOFFICIAL TRANSLATION

No.059/ISM/CS/VIII/08 Jakarta, August 15, 2008

The Capital Market and Financial Institution Supervisory Agency
Gedung Departemen Keuangan RI, 3rd Floor
Jl. Dr. Wahidin Raya No.1 Jakarta 12190

Attn.: Dr. A. Fuad Rahmany, Chairman
Ir. Nurhaida, MBA, Head of Bureau of PKP - Real Sector

PT Bursa Efek Indonesia
Indonesia Stock Exchange Building Tower I, 4th Floor
Jl. Jend. Sudirman Kav. 52-53 Jakarta 12190

Attn.: Mr. Erry Firmansyah, President Director
Mr. Eddy Sugito, Listing Director

Kustodian Sentral Efek Indonesia
Indonesia Stock Exchange Building, Tower I, 5th Floor
Jl. Jend. Sudirman Kav. 52-53 Jakarta 12190

Attn.: Mr. Ananta Wiyogo, President Director

Re : Disclosure - Sale Part of the Treasury Stock

Dear Sir/Madam,

We herewith referring to :

1. Announcement No.043/ISM/CS/VI/08, dated 17 June 2008 regarding the Plan to Reissue Part of the Treasury Stock (251,837,500 shares) to strategic investors; and

2. Announcement No. 050/ISM/CS/VI/08, dated 30 June 2008 regarding the Result of the Company EGM which among others :

   - Approved the reduction of authorized and paid up capital of the Company amounting to Rp. 66,376,250,000,- related to the redemption of 663,762,500 Treasury Stock; and
   - Authorized the Board of Directors of the Company to sell the remaining of 251,837,500 Treasury Stock, in accordance to the prevailing regulation.

PT INDOFOOD SUKSES MAKMUR TBK
Sudirman Plaza
Indofood Tower, 27th Floor
Jl. Jend. Sudirman Kav. 76 - 78
Jakarta 12910, Indonesia
T. +6221 5795 8822
F. +6221 5793 7373
www.indofood.co.id

Indofood
THE SYMBOL OF QUALITY FOODS

We would like to announce that the sale of the remaining of 251.837.500 Treasury Stock will be transacted today with third party buyer through the Indonesia Stock Exchange.

The detail of the buyer is as follows ;

Buyer's Name :	Societe Rennes S.A.R.L., the wholly owned subsidiary of Zurich Assets International Ltd
Line of Business :	Asset Management

Thank you for your kind attention.

Sincerely,
PT Indofood Sukses Makmur Tbk

Werianty Setiawan
Corporate Secretary

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached SEC Form 17-C filed by Metro Pacific Investments Corporation ("MPIC") with the Philippine Stock Exchange in relation to its press announcement on (1) MPIC's First Half Financial Results and Operational Performance for 2008; and (2) board approval of its issuance of new common shares to Metro Pacific Holdings Inc.

Dated this 14th day of August, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.2(c) THEREUNDER

1. **14 August 2008**
   Date of Report (Date of earliest event reported)

2. SEC Identification Number **CS200604494**

3. BIR Tax Identification No. **244-520-457-000**

4. **METRO PACIFIC INVESTMENTS CORPORATION**
   Exact name of issuer as specified in its charter

5. **METRO MANILA, PHILIPPINES**
   Province, country or other jurisdiction of incorporation

6. (SEC Use Only)
   Industry Classification Code:

7. **10th Floor, MGO BUILDING, LEGAZPI COR. DELA ROSA STREETS, LEGAZPI VILLAGE, MAKATI CITY, METRO MANILA, PHILIPPINES** ....
   Address of principal office — Postal Code

8. **(632) 888-0888**
   Issuer's telephone number, including area code

9. **NA**
   Former name or former address, if changed since last report

10. Securities registered pursuant to Sections 8 and 12 of the SRC or Sections 4 and 8 of the RSA

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding
COMMON SHARES OF STOCK	**1,342,918,745***

**as reported by the stock transfer agent as of 30 June 2008.*

11. Indicate the item numbers reported herein:

    1. Please refer to the attached press announcement.

SIGNATURES

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

METRO PACIFIC INVESTMENTS CORPORATION MPIC or Issuer	14th August 2008 Date

....

JOSE MA. K. LIM
President & CEO

METRO PACIFIC INVESTMENTS

PRESSRELEASE

METRO PACIFIC INVESTMENTS CORPORATION

FIRST HALF 2008 CORE NET INCOME OF PESOS 24.5 MILLION VS RESTATED CORE NET LOSS OF PESOS 43.9 MILLION FOR FIRST HALF 2007

REPORTED NET INCOME FOR THE PERIOD OF PESOS 361.5 MILLION VS RESTATED NET INCOME OF PESOS 359.1 MILLION LAST YEAR

MAYNILAD CORE NET INCOME FOR THE PERIOD AT PESOS 1.21 BILLION VS PESOS 775.1 MILLION LAST YEAR, AN IMPROVEMENT OF 56%

REMAINING SHAREHOLDER ADVANCES CONVERTED INTO EQUITY

MAKATI CITY, PHILIPPINES, 14th AUGUST 2008 – **Metro Pacific Investments Corporation ("MPIC" or the "Company") (PSE: MPI)** today reported Core Net Income of Pesos 24.5 million for the first half of 2008, a significant improvement from the restated Core Net Loss of Pesos 43.9 million for the same period last year. Including non-recurring gains (net of non-recurring losses), Reported Net Income reached Pesos 361.5 million for the period, against a restated Net Income of Pesos 359.1 million for the first half of 2007. The 2007 numbers are being restated to reflect the impact of the International Financial Reporting Interpretation Committee's Interpretation 12 -- also known as "IFRIC 12" or "Service Concession Arrangements" – on the water concession company accounts, which is being adopted for the first time this year.

The substantial improvement in Core Net Income for the period is attributable to the robust performance of **Maynilad Water Services, Inc. ("Maynilad")** and the contribution of **Medical Doctors Inc. ("MDI")**. Maynilad's Core Net Income of Pesos 1.21 billion for the first six months of 2008 contributed Pesos 507.5 million for the period, representing MPIC's net attributable equity interest in Maynilad as of 30th June 2008. MDI contributed Pesos 35.5 million while **Davao Doctors Hospital ("DDH")** stood at Pesos 1.4 million, representing MPIC's equity interest in it for only one (1) month. **Landco Pacific Corporation's ("Landco")** results for the first half showed a Core Net Income of Pesos 17.9 million, a significant decline compared with Pesos 110.3 million last year. Landco provided Pesos 9.1 million of Core Net Income to MPIC, compared with a Core Net Income contribution of Pesos 56.2 million attributable to it in the first half of 2007.

Non-recurring income of Pesos 337.0 million was recognized during the period, arising principally from the gain recognized from the conversion of the MDI Convertible Notes ("Notes") held by MPIC. The gain represents the excess of the net fair value of MDI when it was acquired compared with the acquisition cost of the Notes. MPIC also recognized a gain from the sale of assets held by its subsidiaries. These were partially offset by foreign exchange losses from foreign currency denominated liabilities.

"MPIC's profitability continues to gain momentum after the turnaround year of 2007, built on the significant contribution of Maynilad. When the acquisition of Manila North Luzon Tollways Corporation ("MNTC") is completed in the 4th quarter of this year, we will have a balanced portfolio of investments that serves as a cornerstone for the future growth of our core businesses: utilities, infrastructure, and healthcare," said **MPIC President and CEO Jose Maria K. Lim.**

Maynilad: Exceeding Expectations

The investment in **Maynilad** was completed in January 2007, after the consortium company, **DMCI-MPIC Water Company ("DMWC")** won the bid in December 2006. In July of this year, MPIC completed the acquisition of the interests of **Ashmore Investment Management PLC ("Ashmore")** and **First Pacific Company Limited ("First Pacific")** in DMWC through the purchase of their convertible notes. Upon conversion, this will raise MPIC's stake in DMWC to 55.0% and in Maynilad to 51.0% on a fully-diluted basis.

For the first six months of 2008, Maynilad contributed Pesos 507.5 million to MPIC's Core Net Income, buoyed by lower Non-Revenue Water ("NRW") and an increase in New Connections, in addition to improvements across Maynilad's other performance indicators. NRW improved to 63.8% in June 2008 from 65.1% in June 2007, with total volume of billed water growing 6.0% to 149.29 million cubic meters from 141.03 million cubic meters in the same period last year. Total billed customers also increased to 725,054 as of end-June compared with 703,519 as of year-end 2007.

Earnings attributable to MPIC were reduced by financing charges and operating expenses incurred at the DMWC level for the period amounting to Pesos 222.5 million. The financing charges relate to the US$192.0 million loans availed from affiliates of First Pacific and Ashmore to fund the Standby Letters of Credit (SBLC) required for the acquisition of Maynilad. The amount of US$152.0 million was repaid on 12th May 2008 while the balance will be converted into equity.

Healthcare: Expanding Our Commitment

In May 2007, MPIC subscribed to Pesos 750.0 million out of a total Pesos 961.0 million in Convertible Subordinated Notes issued by **MDI.** MDI operates and manages the **Makati Medical Center ("Makati Med")**. These Notes were offered by MDI to fund the construction of a new medical building and to upgrade its existing hospital facilities and equipment at Makati Med. MPIC has converted into equity all of the Notes it holds, equivalent to 33% equity ownership in MDI.

MDI's gross revenues and Core Net Income for the first half of 2008 grew by 8.0% and 1.5%, respectively, versus the same period in 2007.

Throughout the rest of 2008, Makati Med will continue its multi-year Facilities Improvement Program. This redevelopment, renovation, expansion and upgrade program is intended to position Makati Med as an international-standard healthcare facility. In spite of the on-going renovation work within the existing hospital premises, and the construction work in what was formerly the adjacent open parking lot, Makati Med is expected to maintain the high standard of healthcare service it has become known for.

In May of this year, MPIC acquired 34% of Davao Doctors Hospital for approximately Pesos 498.0 million. Incorporated in 1966, DDH is the largest private hospital in Davao City with 250 beds and considered the best medical facility in Mindanao. DDH has a wholly-owned subsidiary, Davao Doctors College Inc., which started in 1975 and is now a leading center of academic excellence among the Higher Educational Institutions in Davao offering courses in nursing, radiologic technology, physical therapy, optometry, hotel & restaurant management and general education with an enrollment of approximately 4,000 students.

DDH is being equity accounted by MPIC for the first time this June, and contributed Pesos 1.4 million for this one (1) month.

Beginning 15th August 2008, MPIC and MDI, through a wholly-owned subsidiary Colinas Verdes Hospital Managers Corporation, will manage and operate the **Cardinal Santos Medical Center ("CSMC")** on behalf of the Roman Catholic Archbishop of Manila ("RCAM") for an interim period of six (6) months under an Interim Operating Agreement. This interim period is meant to prepare the basis for the selection of a long-term operator for CSMC by the RCAM.

CSMC is a 212-bed tertiary hospital situated in a three-hectare property along Wilson Street, San Juan City. The hospital land and most of the buildings are owned by the RCAM. In August 1988, the RCAM, then represented by the late Jaime Cardinal Sin, entered into a Joint Apostolate Agreement ("JAA") with Hospital Managers Inc. to operate the CSMC for an initial period of ten (10) years, and later renewed for an additional ten (10) years. The JAA expired on 31st July 2008.

Landco: Pace of Construction to Pick Up in the Second Half

Landco reported Core Net Income of Pesos 17.9 million in the first six months of 2008 versus a Core Net Income of Pesos 110.3 million last year. The weakening in Core Net Income is attributed to the 21% decline in Revenue Recognized from real estate sold to Pesos 786.1 million in the first six months of 2008 from Pesos 992.3 million in the same period 2007. Though Landco's sales for the first half of 2008 improved 91% to Pesos 2.71 billion from Pesos 1.42 billion in 2007, delays in construction for the period impacted negatively on its ability to recognize those revenues. Cost of Sales and Expenses rose by 6% to Pesos 889.1 million in the first half of 2008 from Pesos 838.4 million in the first half of 2007. The increase in Cost and Expenses is due mainly to higher costs of materials and marketing expenses related to the launching of new projects. Financing expense for the period was Pesos 1.0 million compared with financing income of Pesos 47.6 million last year.

Landco expects its pace of development to increase in the 2nd half of the year, allowing a higher level of Revenue Recognized for this period.

Acquisition of MNTC

Last 7th August, MPIC's Board of Directors approved the purchase of an effective 67.1% ownership interest in MNTC, the concession holder of the North Luzon Expressway ("NLEX"), held by First Philippine Holdings Corporation ("FPH") and Benpres Holdings Corporation ("Benpres") through First Philippine Infrastructure Incorporated ("FPII").

MNTC was granted the Supplemental Toll Operating Agreement in June 1998 to finance, design, construct, operate and maintain the toll roads, toll facilities and other facilities generating toll-related income, in respect of the NLEX. MNTC has the right to (i) operate and manage the existing 83.7 km NLEX and the 8.5 km Subic-Tipo Expressway; (ii) build-out, operate and manage Phase 2, which is the continuation of the missing link of C5 that would extend up to the Manila Port Area, crossing the NLEX near the Valenzuela interchange, and will decongest the traffic ingress into the Balintawak stretch of the NLEX.

Additionally, MPIC shall have the right to operate and manage -- through the Consortium of EGIS, FPH and Tollways Management Corporation -- the 65.8 km Subic-Clark-Tarlac Expressway direct link between Subic Bay Free Port and Clark Economic Zone, as well as to acquire a 34% interest in the Private Infradev Corporation which was awarded the concession to extend the NLEX another 88.5 kilometers from Tarlac to Rosario, La Union by 2013.

Capital Structure: Conversion of Remaining and Outstanding Advances

Following the conversion of shareholder advances made with respect to the acquisition of an attributable economic interest of 51.0% in Maynilad on a fully-diluted basis, which conversion was approved during MPIC's 2008 Annual Shareholders' Meeting last June, MPIC's Board of Directors has approved the further stock subscription of Metro Pacific Holdings Incorporated ("MPHI") of up to 900 million shares at an issue price of 2.00 Pesos per share. The proceeds will be used to retire a loan of US$ 40.0 million which was used to finance in part the increased stake in Maynilad. The additional share issuance will further strengthen the Company's Balance Sheet and enhance its capacity for further growth.

After the issuance of shares to MPHI, MPIC will be debt-free and will have 7.9 billion shares outstanding at a Net Asset Value of Pesos 2.55 per share.

2008 Outlook

"The first half numbers clearly indicate that MPIC is on a strong financial footing. Our companies, led by Maynilad, are evidencing the ability to deliver healthy, sustainable profits" said **MPIC Chairman Manuel V. Pangilinan.**

"The MNTC acquisition will enable the Company to have a balanced and sizeable portfolio of investments which can deliver robust profits for the long-term on a sustainable basis. MPIC will continue to consider opportunities in its core sectors of infrastructure and healthcare, as well as in growth segments such as mining – but with continuing emphasis on managing and improving the efficiencies of its existing investee companies," Pangilinan continued.

"The second half of 2008 will show a marked improvement in profitability from the first half, on the back of sustained strong performance of Maynilad, the first time consolidation of our healthcare investments in MDI and DDH, and improved performance of Landco," concluded Pangilinan.

###

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METRO PACIFIC INVESTMENTS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME / (LOSS)
(Unaudited)

For the six months periods ended	June 30, 2008	
(Amounts in Thousands)	2008	2007*
Revenues and other income		
Revenue from real estate sold	786,133	1,012,690
Interest income	47,639	124,980
Share in net earnings of associates	67,539	10,192
Share in net earnings of a joint venture	-	1,287,051
Other income	586,593	1,363,333
	1,487,904	3,798,246
Cost and expenses		
Cost of real estate sold	(444,457)	(487,716)
General and administrative expenses	(358,238)	(424,289)
Interest expense	(123,938)	(1,650,449)
Share in net losses of associates	(20,432)	(397)
Share in net losses of a joint venture	(234,219)	-
Other expenses	(35,370)	(677,431)
	(1,216,654)	(3,240,282)
Income before taxation	271,250	557,964
Provision for income tax	130,089	(80,550)
Net income for the period	401,339	477,414
Attributable to:		
Equity holders of the parent	**361,521**	**359,152**
Minority interests	39,818	118,262
	401,339	477,414
Basic earning per share (in centavos)	26.92	29.13
Diluted Earning per share (in centavos)	N/A	27.55
Basic weighted average number of common shares in issue (in thousands)	1,342,919	1,232,890

** Restated due to adoption of IFRIC 12 and treatment of the joint venture from proportionate consolidation to equity accounting method*

METRO PACIFIC INVESTMENTS CORPORATION
CONSOLIDATED BALANCE SHEETS

As at (Amounts in Thousands)	June 30, 2008 (Unaudited)	December 31, 2007 (Restated) *
ASSETS		
Current assets		
Cash and cash equivalents	413,573	248,082
Receivables - net	2,902,802	2,642,714
Real estate for sale	2,130,248	1,867,554
Due from related parties	4,298,611	218,974
Available-for-sale financial assets	402,964	402,964
Other current assets	281,143	209,119
Total current assets	10,429,341	5,589,407
Noncurrent Assets		
Long-term receivables	164,481	722,707
Investments in associates - at equity	1,950,268	582,920
Investments in a joint venture	4,487,330	4,721,549
Available-for-sale financial assets	140,751	154,028
Property and equipment - net	276,857	258,904
Investment properties	41,261	42,604
Deferred tax assets	271,259	210,082
Other noncurrent assets	171,991	112,489
Total noncurrent assets	7,504,198	6,805,283
TOTAL ASSETS	17,933,539	12,394,690
LIABILITIES AND EQUITY		
Current liabilities		
Loans and notes payable	6,563,893	635,108
Accounts payable and other current liabilities	3,330,126	2,973,138
Income tax payable	7,944	4,026
Due to related parties	689,714	280,498
Provisions	461,476	461,476
Current portion of long-term debts	516,158	3,938,212
Total current liabilities	11,569,311	8,292,458
Noncurrent liabilities		
Long-term debts - net of current portion	423,138	409,025
Accrued retirement costs	48,045	43,124
Deferred tax liabilities	175,487	324,925
Total noncurrent liabilities	646,670	777,074
TOTAL LIABILITIES	12,215,981	9,069,532
Equity		
Capital stock	1,342,918	1,342,918
Other reserves	2,307,889	2,307,889
Change in fair value of available-for-sale financial assets	3,477	14,060
Loss on capital transaction	(11,836)	(11,836)
Deposit for future stock subscription	2,029,854	-
Deficit	(931,740)	(1,293,261)
Total equity attributable to equity holders of the parent	4,740,562	2,359,770
Minority interests	976,996	965,388
TOTAL EQUITY	5,717,558	3,325,158
TOTAL LIABILITIES AND EQUITY	17,933,539	12,394,690

** Restated due to adoption of IFRIC 12*

This press release may contain some statements which constitute "forward-looking statements" that are subject to a number of risks and uncertainties that could affect MPIC's business and results of operations. Although MPIC believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Andrew G. Shepherd
Chief Finance Officer
Telephone: +632.888.0802

Melody M. Del Rosario
Assistant Vice President
Media & Corporate Communications
Telephone: +632.888.0888

Denis R.G. Lucindo
Assistant Vice President
Investor Relations
Telephone: +632.888.0895
Email: dglucindo@mpic.com.ph

About MPIC

Metro Pacific Investments Corporation is a Philippine-based, publicly-listed, investment and management company with holdings in water utility, real estate development and healthcare enterprises. Additional information on MPIC can be obtained online at www.mpic.com.ph.

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

(Incorporated in Bermuda with limited liability)
Website: http://www.firstpacco.com
(Stock code: 00142)

ANNOUNCEMENT

ANNOUNCEMENT MADE PURSUANT TO RULE 14A.41 AND CONFIRMATION OF VIEWS OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS IN RESPECT OF THE SUBSCRIPTION OF SHARES IN PT LAJUPERDANA INDAH BY PT SALIM IVOMAS PRATAMA IN MAY 2008

RULE 14A.41 ANNOUNCEMENT

Reference is made to the Company's discloseable transaction announcement and circular dated 2 July 2008 and 23 July 2008, respectively, relating to, amongst other things, the acquisition of additional interest in Maynilad Water Services, Inc. through the purchase and/or repayment by certain affiliates of the Company of convertible and exchangeable debts provided by certain funds managed by Ashmore Investment Management Limited (and their affiliates) in connection with the acquisition of 83.97% interest in Maynilad in January 2007.

Shareholders are referred to the Announcement and the Circular for further details of the Acquisition and the announcement and circular of the Company dated 5 December 2006 and 27 December 2006, respectively for further details of the Maynilad Acquisition.

As a result of the completion of the Acquisition which took place on 7 July 2008, the Group has approximately 55% interest in DMCI-MPIC Water Co. Inc., the holding company of Maynilad and the remaining approximately 45% shareholder of DMCI-MPIC Water Co. Inc., DMCI Holdings, Inc., has become a connected person of the Company by virtue of Rule 14A.11(4)(a) of the Listing Rules.

There are a number of transactions entered into between Maynilad and a wholly owned subsidiary of DMCI prior to completion of the Acquisition, summarised in the body of this announcement. These transactions are subject to reporting and disclosure requirements under Rule 14A.41.

In compliance with Rule 14A.41, the Company will comply in full with all applicable reporting, disclosure and independent shareholders' approval requirements under the Listing Rules upon any variation or renewal of any of the agreements relating to these transactions.

CONFIRMATION OF VIEWS OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS IN RESPECT OF THE SUBSCRIPTION OF SHARES IN PT LAJUPERDANA INDAH BY PT SALIM IVOMAS PRATAMA IN MAY 2008

Reference is made to the connected transaction announcement of the Company dated 20 May 2008 in relation to the proposed subscription of new shares representing 60% of the enlarged share capital of PT Lajuperdana Indah, an Indonesia incorporated company engaged in the business of sugar plantation development in Indonesia, by PT Salim Ivomas Pratama, an indirect subsidiary of the Company and a subsidiary of Indofood Agri Resources Ltd (also an indirect subsidiary of the Company).

Shareholders will recall that in the said announcement, the views of the independent non-executive directors of the Company were given subject to and contingent upon satisfaction of all the Conditions Precedents (as defined in the said announcement), including the completion of the due diligence review, review and provision of the independent financial adviser's report and the independent valuation report and any findings arising out of a review of those reports. Having reviewed the various reports referred to above, the independent non-executive directors of the Company hereby confirm that the terms of the proposed subscription were on normal commercial terms, fair and reasonable and in the interest of the Company's shareholders as a whole. The proposed subscription completed on 28 July 2008.

RULE 14A.41 ANNOUNCEMENT

Completion of acquisition of additional interest in Maynilad Water Services, Inc.

Reference is made to the discloseable transaction announcement (the "Announcement") and circular (the "Circular") of First Pacific Company Limited (the "Company") dated 2 July 2008 and 23 July 2008, respectively, relating to, amongst other things, the acquisition (the "Acquisition") of additional interest in Maynilad Water Services, Inc. ("Maynilad") through the purchase and/or repayment by certain affiliates of the Company of convertible and exchangeable debts provided by certain funds managed by Ashmore Investment Management Limited (the "Ashmore Funds") (and their affiliates) in connection with the acquisition of 83.97% interest in Maynilad in January 2007 (the "Maynilad Acquisition").

Shareholders are referred to the Announcement and the Circular for further details of the Acquisition and the announcement and circular of the Company dated 5 December 2006 and 27 December 2006, respectively, for further details of the Maynilad Acquisition.

Unless otherwise defined or the context otherwise requires, captalised terms and expressions referred to herein shall have the meanings ascribed to them in the Circular.

As a result of the completion of the Acquisition which took place on 7 July 2008 ("Completion"), the Group has approximately 55% interest in DMCI-MPIC Water Co. Inc. ("DMWC"), the holding company of Maynilad, hence, the remaining approximately 45% shareholder of DMWC, DMCI Holdings, Inc. ("DMCI"), has become a connected person of the Company by virtue of Rule 14A.11(4)(a) of the Listing Rules.

Listing Rules Implications

In light of the above and given the transactions entered into between Maynilad and a wholly owned subsidiary of DMCI prior to Completion involve provision of goods and/or services on a continuing basis (the "Transactions"), they are subject to reporting and disclosure requirements under Rule 14A.41 of the Listing Rules.

Summary of Principal Terms of the Transactions

The principal terms of the Transactions entered into between Maynilad and DMCI prior to Completion are summarised below:

Date of Contract:	3 March 2008
Expiry:	15 September 2008
Subject Matter:	Construction contract for insertion/replacement of valve, involving supply of labour, equipment and materials
Consideration:	Php16,500,000.00 (approximately US$373,303 and approximately HK$2,911,765)

Date of Contract:	3 March 2008
Expiry:	15 September 2008
Subject Matter:	Construction contract for insertion/replacement of valve, involving supply of labour, equipment and materials
Consideration:	Php19,000,000.00 (approximately US$429,864 and approximately HK$3,352,941)

Date of Contract:	18 February 2008
Expiry:	15 September 2008
Subject Matter:	Construction contract for insertion/replacement of valve, involving supply of labour, equipment and materials
Consideration:	Php26,890,328.45 (approximately US$608,378 and approximately HK$4,745,352)

Date of Contract:	23 July 2007
Expiry:	15 August 2008
Subject Matter:	Construction contract in respect of pipelaying & rehabilitation/Reactivation of D. Tuazon Reservoir & Pumping Station, involving supply of labour, equipment and materials
Consideration:	Php98,641,065.73 (approximately US$2,231,698 and approximately HK$17,407,247)

Date of Contract:	1 February 2008
Expiry:	19 August 2008
Subject Matter:	Construction contract for completion of the 600mmØ Primary Mainline along Magdiwang St. (from Putol/San Juan St. to Noveleta Reservoir), involving supply of labour, equipment and materials
Consideration:	Php117,387,800.00 (approximately US$2,655,833 and approximately HK$20,715,494)

Date of Contract:	1 April 2008
Expiry:	14 November 2008
Subject Matter:	Construction contract for completion of the 2000mmØ Dedicated Line to Pasay Pumping Station–Package 2 Along P. Ocampo St. (formerly Vito Cruz) from Leveriza St. Roxas Blvd. & Along Roxas Blvd. from P. Ocampo St. to San Juan St.
Consideration:	Php355,000,000.00 (approximately US$8,031,674 and approximately HK$62,647,059)

Date of Contract:	1 July 2008
Expiry:	27 December 2008
Subject Matter:	Construction contract in respect of building two additional stand-by units for North Pump Station, involving supply of labour, equipment and materials
Consideration:	Php112,864,930.63 (approximately US$2,553,505 and HK$19,917,341)

The consideration in respect of all the Transactions are arrived at based on the bidding price. The Transactions were entered into on normal commercial terms.

As far as the Directors understand, DMCI was awarded the above contracts in accordance with Maynilad's stringent bidding process that are fair, reasonable and made on an arm's length commercial basis and that payments to be made by Maynilad to DMCI pursuant to such contracts would pass the efficiency and prudency test imposed by the concession agreement dated 21 February 1997 entered into between Metropolitan Waterworks and Sewerage System ("MWSS"), a Philippine government owned and controlled corporation and Maynilad.

Any contracts awarded to DMCI or its subsidiaries by Maynilad after Completion shall be connected transactions under the Listing Rules and announcement(s), as appropriate, will be made and/or shareholders' approval requirement will be complied with as appropriate, on each occasion where DMCI or its subsidiaries has won a contract from Maynilad under the open and public bidding process in accordance with the Listing Rules.

In accordance with Rule 14A.41 of the Listing Rules, the Company will comply in full with all applicable reporting, disclosure and independent shareholders' approval requirements under the Listing Rules upon any variation or renewal of any of the agreements relating to the Transactions.

Reasons for the entering into of the Transactions

As far as the Directors are aware, the Transactions were entered into in the ordinary course of business of Maynilad and DMCI on an arm's length basis.

General

The Company is a Hong Kong-based investment and management company with operations located in Asia. The Company's principal business interests relate to Telecommunications, Consumer Food Products, Infrastructure and Natural Resources.

DMCI is a leading construction company in the Philippines and currently manages Subic Water & Sewerage Company, Inc. DMCI's shares have been listed on the Philippine Stock Exchange since 1995.

Maynilad is a company incorporated in the Philippines and holds an exclusive concession, granted by MWSS on behalf of the Philippine government, to provide water and sewerage services in the area of West Metro Manila.

CONFIRMATION OF VIEWS OF THE INDEPENDENT NON-EXECUTIVE DIRECTORS IN RESPECT OF THE SUBSCRIPTION OF SHARES IN PT LAJUPERDANA INDAH BY PT SALIM IVOMAS PRATAMA IN MAY 2008

Reference is made to the connected transaction announcement (the "Sugar Transaction Announcement") of the Company dated 20 May 2008 in relation to the proposed subscription of new shares representing 60% of the enlarged share capital of PT Lajuperdana Indah, an Indonesia incorporated company engaged in the business of sugar plantation development in Indonesia, by PT Salim Ivomas Pratama, an indirect subsidiary of the Company and a subsidiary of Indofood Agri Resources Ltd (also an indirect subsidiary of the Company) (the "Proposed Subscription").

Shareholders will recall that in the Sugar Transaction Announcement, the views of the independent non-executive directors of the Company were given subject to and contingent upon satisfaction of all the Conditions Precedents (as defined in the Sugar Transaction Announcement), including the completion of the due diligence review, review and provision of the independent financial adviser's report and the independent valuation report and any findings arising out of a review of those reports. Having reviewed the various reports referred to above, the independent non-executive directors of the Company hereby confirm that the terms of the Proposed Subscription were on normal commercial terms, fair and reasonable and in the interest of the Company's shareholders as a whole. The Proposed Subscription completed on 28 July 2008.

By Order of the Board
First Pacific Company Limited
Nancy L.M. Li
Company Secretary

Hong Kong, 13th August 2008

Unless otherwise stated, translations of quoted currency values are made on an approximate basis and at the rate of US$1.00 = Php44.2 = HK$7.8. Percentages and figures expressed in millions have been rounded.

As at the date of this announcement, the Board comprises the following Directors:

Anthoni Salim, Chairman
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Napoleon L. Nazareno
Ambassador Albert F. del Rosario
Sir David W.C. Tang*, *KBE*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*

* *Independent Non-executive Directors*

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED
第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

> **Filings made by Indofood Agri Resources Limited ("IndoAgri"), a subsidiary of the Company, to the Singapore Stock Exchange in relation to (1) IndoAgri's Second Quarter 2008 Unaudited Financial Results Announcement for period ended 30th June, 2008; and (2) IndoAgri's Press Release.**

Dated this 15th day of August, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Prof. Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

Second Quarter * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2008 17:56:28
Announcement No.	00157

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-06-2008

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IndoAgri

SECOND QUARTER 2008 UNAUDITED FINANCIAL RESULTS ANNOUNCEMENT FOR PERIOD ENDED 30 JUNE 2008

1(a)(i). An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Group - Q2			Group – YTD 6 months		
	30/06/2008	30/06/2007	Change	30/06/2008	30/06/2007	Change
	Rp ' million	Rp ' million	%	Rp ' million	Rp ' million	%
Revenue	3,270,668	1,435,932	127.8	6,120,491	2,637,875	132.0
Cost of sales	(2,186,400)	(1,038,252)	110.6	(3,859,689)	(1,993,257)	93.6
Gross Profit	**1,084,268**	**397,680**	**172.6**	**2,260,802**	**644,618**	**250.7**
Gain arising from changes in fair values of biological assets	646,307	47,408	n/m	646,307	134,747	379.6
Other operating income	14,615	29,553	(50.5)	72,703	50,133	45.0
Selling and distribution costs	(98,576)	(42,669)	131.0	(187,300)	(91,270)	105.2
General and administrative expenses	(100,066)	(59,156)	69.2	(163,726)	(103,688)	57.9
Other operating expenses	(37,556)	(4,594)	717.5	(42,737)	(9,464)	351.6
Profit from operations	**1,508,992**	**368,222**	**309.8**	**2,586,049**	**625,076**	**313.7**
Impairment of goodwill *	-	-	-	-	(76,337)	n/m
Financial income	14,329	22,409	(36.1)	33,484	34,760	(3.7)
Financial expenses	(110,821)	(2,428)	n/m	(195,405)	(16,036)	n/m
Profit before taxation	1,412,500	388,203	263.9	2,424,128	567,463	327.2
Tax expense	(469,662)	(101,196)	364.1	(777,221)	(177,802)	337.1
Profit for the period	**942,838**	**287,007**	**228.5**	**1,646,907**	**389,661**	**322.7**
Attributable to:-						
-Equity holders of the Company	710,177	258,139	175.1	1,252,262	344,939	263.0
-Minority interests	232,661	28,868	705.9	394,645	44,722	782.4
	942,838	**287,007**	**228.5**	**1,646,907**	**389,661**	**322.7**

n.m. denotes "Not Meaningful"

** Goodwill arose on the difference between the deemed cost of acquisition and fair value of the Company's net assets at the reverse acquisition date. This goodwill has been impaired in full as there are no future economic benefits attached to the goodwill.*

Additional Information:-

Earnings before interests and tax expense, depreciation and amortisation, and gain from changes in fair value of biological assets ("EBITDA")

	Group - Q2			Group – YTD 6 Months		
	30/06/2008	30/06/2007	Change	30/06/2008	30/06/2007	Change
	Rp ' million	Rp ' million	%	Rp ' million	Rp ' million	%
Profit from operations	1,508,992	368,222	309.8	2,586,049	625,076	313.7
Add: Depreciation & amortisation	74,107	29,917	147.7	129,580	60,661	113.6
Less: Gain arising from changes in fair values of biological assets	(646,307)	(47,408)	n/m	(646,307)	(134,747)	379.6
EBITDA	936,792	350,731	167.1	2,069,322	550,990	275.6
EBITDA%	28.6%	24.4%		33.8%	20.9%	

n.m. denotes "Not Meaningful"

IndoAgri

Earnings per share (EPS) and net assets value (NAV) per share

In SGD 'cents - converted at forex: Rp6,779/S$1	Group – YTD 6 Months	
	30/06/2008	30/06/2007
EPS (fully diluted)	12.8	4.0

In SGD 'cents - converted at forex: Rp6,779/S$1	Group	
	30/06/2008	31/12/2007
NAV per ordinary share	85.7	72.9

1(a)(ii). Profit before income tax is arrived at after charging/(crediting) the following significant items.

Other information:-	Group - Q2			Group - YTD 6 months		
	30/06/2008	30/06/2007	Change	30/06/2008	30/06/2007	Change
	Rp ' million	Rp ' million	%	Rp ' million	Rp ' million	%
Depreciation of property, plant & equipment	58,944	28,615	106.0	109,126	54,575	100.0
Amortisation of prepaid land premium & others	15,163	1,302	n/m	20,454	6,086	236.1
Foreign exchange (gains)/losses	(2,225)	11,350	(119.6)	(45,384)	(4,895)	827.2
Interest on borrowings	110,618	71	n/m	195,004	13,521	n/m
Gain on disposal of biological assets	(4,807)	-	n/m	(4,064)	-	n/m
Loss / (gain) on disposal of property, plant & equipment	-	(729)	n/m	1,198	(645)	n/m
Impairment of goodwill	-	-	-	-	(76,337)	n/m
Gain on sales of short term investments	-	(39,316)	n/m	-	(39,316)	n/m

n.m. denotes "Not Meaningful"

1(b)(i). A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	Group		Company	
	30/06/2008	31/12/2007	30/06/2008	31/12/2007
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Non-current assets				
Biological assets	9,302,363	8,302,497	-	-
Property, plant and equipment	2,117,161	1,945,837	269	306
Prepaid land premiums and deferred land rights acquisition cost	1,208,007	1,205,772	-	-
Goodwill	2,957,293	2,957,293	-	-
Claims for income tax refund	60,094	47,018	-	-
Deferred tax assets	160,468	126,539	-	-
Other non-current assets	428,221	346,565	10,747,814	10,747,814
Total non-current assets	**16,233,607**	**14,931,521**	**10,748,083**	**10,748,120**
Current assets				
Inventories	1,499,822	1,175,645	-	-
Trade and other receivables	1,261,064	737,073	30,889	81,848
Prepaid taxes	181,921	151,763	-	-
Advances to suppliers	215,619	114,107	-	-
Cash and cash equivalents	2,183,839	1,701,512	117,351	91,688
Total current assets	5,342,265	3,880,100	148,240	173,536
Total assets	**21,575,872**	**18,811,621**	**10,896,323**	**10,921,656**
Current liabilities				
Trade payables and accruals	969,292	800,869	6,866	29,753
Advances from customers	73,049	106,821	-	-
Interest-bearing loans and borrowings	2,932,873	4,664,044	-	-
Income tax payable	389,990	352,260	130	130
Total current liabilities	4,365,204	5,923,994	6,996	29,883
Non-current liabilities				
Interest-bearing loans and borrowings	3,113,250	678,727	-	-
Due to related parties	54,390	54,390	-	-
Other payables	12,163	15,784	-	-
Estimated liabilities for employee benefits	339,650	292,454	-	-
Deferred tax liabilities	2,223,209	2,025,173	-	-
Total non-current liabilities	5,742,662	3,066,528	-	-
Total liabilities	**10,107,866**	**8,990,522**	**6,996**	**29,883**
Net assets	**11,468,006**	**9,821,099**	**10,889,327**	**10,891,773**
Attributable to equity holders				
Share capital	3,584,279	3,584,279	10,912,411	10,912,411
Reserves	4,823,667	3,571,405	(23,084)	(20,638)
	8,407,946	**7,155,684**	**10,889,327**	**10,891,773**
Minority interests	3,060,060	2,665,415	-	-
Total equity	**11,468,006**	**9,821,099**	**10,889,327**	**10,891,773**

1(b)(ii). Aggregate amount of the Group's borrowings and debt securities.

		Group	
		30/06/2008	31/12/2007
		Rp ' million	Rp ' million
(i)	Amount payable in one year or less, or on demand		
	Secured	2,244,060	4,135,787
	Unsecured	688,813	528,257
	Sub-total	2,932,873	4,664,044
(ii)	Amount repayable over one year		
	Secured	3,113,250	678,727
	Unsecured	-	-
	Sub-total	3,113,250	678,727
	TOTAL	6,046,123	5,342,771

(iii) Details of the collaterals

The above bank term loans and investment loans are secured by:-
(a) corporate guarantees from a parent company, the Company and a subsidiary
(b) charge over the plantation assets of the respective subsidiaries

![IndoAgri]

1(c). ***A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.***

	Group - Q2		Group - YTD 6 Months	
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Cash flows from operating activities				
Profit before taxation	1,412,500	388,203	2,424,128	567,463
Adjustments to reconcile profit before tax to net cash provided by operating activities:				
Depreciation and amortization	74,107	29,917	129,580	60,661
Unrealised foreign exchange losses / (gains) arising from financing transactions and foreign currency translation movements	(566)	(430)	(54,112)	3,558
Gain on disposal of biological assets	(4,807)	-	(4,064)	-
Gain arising from changes in fair value of plasma receivables	(1,714)	-	(1,714)	-
Loss on write-off of property, plant and equipment	1,435	-	1,435	-
Loss / (gain) on disposals of property, plant & equipment	-	(729)	1,198	(645)
Gain on sales of short term investments	-	(39,316)	-	(39,316)
Net gain on changes in fair values of long term receivables	(946)	(663)	(946)	(663)
Net gain arising from changes in fair values of biological assets	(646,307)	(47,408)	(646,307)	(134,747)
Changes in provision for dismantling cost	(3,584)	2,096	(3,584)	2,345
Changes in estimated liabilities for employee benefits	33,802	8,684	47,197	9,058
Impairment of goodwill	-	-	-	76,337
Interest income	(14,329)	(22,409)	(33,484)	(34,760)
Interest expense	110,821	2,428	195,405	16,036
Operating profit before changes in working capital	**960,412**	**320,373**	**2,054,732**	**525,327**
Changes in working capital				
Other non-current assets	(21,676)	41,003	(15,862)	26,603
Inventories	(50,354)	(145,680)	(324,177)	(93,051)
Receivables	113,289	(235,194)	(555,437)	(247,811)
Prepaid taxes	(6,733)	(265)	(30,157)	(730)
Payables	(243,497)	26,240	133,254	80,242
Cash flows generated from operations	**751,441**	**6,477**	**1,262,353**	**290,580**
Interest received	12,726	22,409	31,881	34,760
Interest paid	(109,785)	(2,428)	(195,772)	(16,036)
Income tax paid	(174,212)	(64,289)	(573,622)	(108,745)
Net cash flows from operating activities	**480,170**	**(37,831)**	**524,840**	**200,559**

	Group - Q2		Group - YTD 6 Months	
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Cash flows from investing activities				
Acquisitions of property, plant and equipment	(126,677)	(48,877)	(284,923)	(84,917)
Acquisitions of subsidiaries, net of cash acquired	-	-	-	(124,536)
Purchase of short term investments	(74,503)	-	(74,503)	-
Proceeds from sales of short term investments	-	190,669	-	190,669
Acquisitions of biological assets	(193,482)	(69,241)	(356,402)	(94,188)
Net changes in advances for purchases of factory equipment	7,983	4,721	3,210	7,211
Advances to plasma projects	(26,700)	(12,156)	(42,241)	(27,076)
Proceeds from sales of property, plant & equipment	-	1,422	470	2,055
Proceeds from disposal of biological assets	8,131	-	8,276	-
Acquisitions of prepaid land premiums and deferred charges on landrights	(9,735)	(5,831)	(16,363)	(20,014)
Advances for long-term investments	(37,500)	(53,250)	(37,500)	(53,250)
Net cash (used in)/generated from investing activities	**(452,483)**	**7,457**	**(799,976)**	**(204,046)**
Cash flows from financing activities				
Proceeds of interest-bearing loans and borrowings	2,256,163	43,410	2,427,438	214,193
Cash received from placement of shares, net of expenses	-	-	-	2,379,949
Repayments of interest-bearing loans and borrowings	(1,505,044)	(76,197)	(1,669,975)	(1,216,373)
Net payments of amount due to related parties	-	(3,380)	-	(3,380)
Net cash (used in)/generated from financing activities	**751,119**	**(36,167)**	**757,463**	**1,374,389**
Net increase/(decrease) in cash and cash equivalents	778,806	(66,541)	482,327	1,370,902
Cash and cash equivalents at the beginning of the period	1,405,033	1,759,780	1,701,512	322,337
Cash and cash equivalents at the end of the period	**2,183,839**	**1,693,239**	**2,183,839**	**1,693,239**

1(d). ***A statement (for the issuer and group) showing either (i) all the changes in equity or (ii) changes in equity other than those arising from capitalization issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.***

STATEMENT OF CHANGES IN EQUITY

	Group		Company	
	30/06/2008	30/06/2007	30/06/2008	30/06/2007
	Rp ' million	Rp ' million	Rp ' million	Rp ' million
Issued Capital				
Balance as at 1 January	3,584,279	26,285	10,912,411	90,153
Effect of changes in functional currency	-	-	-	519
Issue of shares pursuant to the Acquisition (note 1)/(note 2)	-	74,077	-	7,377,734
Issue of shares pursuant to Share Placement (note 3)	-	2,487,055	-	2,487,055
Reverse takeover expenses	-	(107,106)	-	(107,106)
Transfer from share premium	-	-	-	(39,912)
Balance as at 31 March / 30 June (note 4)	3,584,279	2,480,311	10,912,411	9,808,443
Reserves*				
Balance as at 1 January	3,571,405	2,768,135	(20,638)	(21,696)
Effect of changes in functional currency	-	-	-	(125)
Unrealised loss on changes in fair value of available-for-sale investments	-	(8,259)	-	-
Foreign currency translation movement	-	(3,691)	-	-
Net profit for the period	542,085	86,800	(2,446)	19,900
Balance as at 31 March	4,113,490	2,842,985	(23,084)	(1,921)
Reversal of unrealised gain on changes in fair value of available-for-sale investments sold during the period	-	(73,872)	-	-
Net profit for the period	710,177	258,139	-	(6,338)
Balance as at 30 June	4,823,667	3,027,252	(23,084)	(8,259)
Minority Interests				
Balance as at 1 January	2,665,415	666,867	-	-
Unrealised loss on changes in fair value of available-for-sale investments	-	(1,017)	-	-
Minority interests in acquired subsidiaries	-	76,218	-	-
Net profit for the period	161,984	15,854	-	-
Balance as at 31 March	2,827,399	757,922	-	-
Reversal of unrealised gain on changes in fair value of available-for-sale investments sold during the period	-	(9,103)	-	-
Net profit for the period	232,661	28,868	-	-
Balance as at 30 June	3,060,060	777,687	-	-
Total Equity	11,468,006	6,285,250	10,889,327	9,800,184

Notes:

1) This amount refers to the deemed cost of acquisition incurred by the legal subsidiary, Indofood Oil & Fats Pte Ltd ("IOFPL"), in the form of equity issued to the owners of the legal parent, ie, the Company. The deemed cost of acquisition is determined using the fair value of the Company's share capital at the reverse acquisition date.

2) In January 2007, the Company issued 998,200,000 consolidated shares in respect of the acquisition of the entire share capital of IOFPL for a consideration of approximately S$392.7 million (the "**Acquisition**").

3) In February 2007, the Company issued 338,000,000 new consolidated shares at $1.25 per share pursuant to the share placement.

4) The issued capital of the Group differs from that of the Company as a result of applying reverse acquisition accounting in accordance with FRS 103. It represents the total of the deemed cost of acquisition, the issued equity of IOFPL immediately before the Acquisition and issue/placement of new shares by the Company subsequent to the Acquisition.

* Reserves of the Group consist of revenue reserve, capital reserve, unrealised gains/losses on changes in fair value of available-for-sale securities and foreign currency translation differences.

(d)(ii). *Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issue of equity securities, issue of shares for cash or consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at end of the current financial period reported on and as at end of the corresponding period of the immediately preceding financial year.*

	No. of ordinary shares issued ('000)
Balance as at 1 January 2008	1,447,783
Balance as at 30 June 2008	1,447,783

There were no outstanding convertibles as at 30 June 2008 and 31 December 2007.

(d)(iii). *To show the total number of issued shares excluding treasury shares as at the end of the current financial period and as at the end of the immediately preceding year.*

	Company	
	Actual 30/06/2008	Actual 31/12/2007
	('000)	('000)
Total number of issued shares excluding treasury shares	1,447,783	1,447,783

(d)(iv). *A statement showing all sales, transfers, disposal, cancellation and/or use of treasury shares as at the end of the current financial period reported on.*

Not applicable.

2. *Whether the figures have been audited or reviewed, and in accordance with which auditing standard or practice.*

This consolidated financial information has not been audited nor reviewed by the auditors.

3. *Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).*

Not applicable.

4. ***Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.***

The accounting policies have been consistently applied by the Company and the Group, and are consistent with those used in the previous financial year.

5. ***If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changes, as well as the reason for, and the effect of, the change.***

Not applicable.

6. ***Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding year, after deducting any provision for the preference dividends; (a) Based on weighted average number of shares and (b) On a fully diluted basis (detailing any adjustments made to the earnings)***

Basic earnings per share amounts are calculated by dividing earnings for the quarter attributable to the equity holders of the Company by the weighted average number of ordinary shares outstanding during the financial period. Diluted earnings per share is calculated on the same basis as the basic earnings per share except that the weighted average number of shares outstanding during the period is adjusted for the effects of all dilutive potential ordinary shares. The Company has no dilutive potential ordinary shares as at 30 June 2008.

	Group - Q2			Group - YTD 6 Months		
	Actual 30/06/2008	Actual 30/06/2007	Change %	Actual 30/06/2008	Actual 30/06/2007	Change %
Earnings per share (Rp)						
(a) based on weighted average number of share	490.5	191.3	156.4	865.0	272.5	217.4
(b) based on a fully diluted basis	490.5	191.3	156.4	865.0	272.5	217.4

7 **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**

The net asset value per ordinary share for the Group is calculated using the Group's net asset value attributable to equity holders as at end of each year/period divided by the issued share capital of 1,447,783,000 shares as of 30 June 2008 and 31 December 2007.

	Group		Company	
	30/06/2008	31/12/2007	30/06/2008	31/12/2007
	Rp	Rp	Rp	Rp
Net asset value per ordinary share	5,807	4,943	7,521	7,523

8 ***A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.***

Review of Group Performance

	Group - Q2			Group – YTD 6 months		
	30/06/2008	30/06/2007	Change	30/06/2008	30/06/2007	Change
	Rp ' million	Rp ' million	%	Rp ' million	Rp ' million	%
Revenue						
Plantation						
External sales	960,177	67,421	n/m	1,931,710	146,742	n/m
Inter-segment sales	936,056	401,058	133.4	1,774,784	689,071	157.6
Sub-total	1,896,233	468,479	304.8	3,706,494	835,813	343.5
Cooking Oil						
External sales	1,791,819	1,051,362	70.4	3,345,664	1,871,642	78.8
Inter-segment sales	-	-	-	-	-	-
Sub-total	1,791,819	1,051,362	70.4	3,345,664	1,871,642	78.8
Commodity						
External sales	518,672	317,149	63.5	843,117	619,491	36.1
Inter-segment sales	35,190	542	n/m	39,110	3,048	n/m
Sub-total	553,862	317,691	74.3	882,227	622,539	41.7
Elimination	(971,246)	(401,600)	141.8	(1,813,894)	(692,119)	162.1
Total revenue	**3,270,668**	**1,435,932**	**127.8**	**6,120,491**	**2,637,875**	**132.0**
Gross Profit	**1,084,268**	**397,680**	**172.6**	**2,260,802**	**644,618**	**250.7**
Gross Profit%	33.2%	27.7%		36.9%	24.4%	

Revenue and Gross Margin: The Group posted a strong set of results in the quarter, with revenue growth of 128% from Rp1.4 trillion in Q2 2007 to Rp3.3 trillion in Q2 2008. A positive contribution from the subsidiaries acquired in 2007, particularly Lonsum, coupled with higher volume growth and higher selling prices of Crude Palm Oil ("CPO") and edible oil products were the key drivers for the strong performance. On a year-to-date basis, revenue increased by 132% compared with same period last year. In line with the strong revenue performance, overall gross profit margin for the quarter and year-to-date outperformed the results of the comparative period of last year.

Plantation division continued to deliver strong growth in Q2 2008, revenue surged by 305% to Rp1.9 trillion driven largely by favorable CPO prices, higher volume growth and additional contribution from the acquired subsidiaries, notably Lonsum which contributed about Rp1.0 trillion of revenue. CPO volume increased from 69,035 MT in Q2 2007 to 175,080 during the quarter largely driven by the acquisition of Lonsum. On year-to-date basis, revenue for the first half 2008 soared to Rp3.7 trillion, up 344% from Rp0.8 trillion a year ago.

Cooking oil and fats division continued to register strong momentum with revenue growth of 70.4% from Rp1.1 trillion in Q2 2007 to Rp1.8 trillion in Q2 2008. The improved sales came on the back of higher selling prices and higher sales volume of consumer pack cooking oil in the domestic Indonesian market. For the first half 2008, this division posted a revenue growth of 79% and higher operating profit margins from the uptrend of selling prices and volume growth.

Commodities division's revenue increased 74% in Q2 2008 and up 42% for the year-to-date basis. This was attributable to the increase in the average selling price of copra and palm oil-based products and as well as higher export of crude coconut oil.

Gain arising from changes in fair values of biological assets for the first half 2008 was Rp646 billion, the gain attributed largely to higher projected CPO price, partly offset by higher discount rate.

Biological assets comprise primarily oil palm plantations, rubber plantations and other crops. Mature oil palm trees produce fresh fruit bunches ("FFB"), which are used to produce CPO and palm kernel ("PK"). The fair values of oil palm plantations are determined using the discounted future cash flows of the underlying plantations. The expected future cash flows of the oil palm plantations are determined using the forecasted market price of FFB which is largely dependent on the projected selling prices of CPO and PK in the market.

Profit from Operations in the quarter rose by 310% to Rp1.5 trillion. Higher profits were due to the strong performance from all business divisions, positive financial effects from the new subsidiaries and gain arising from the changes in the fair values of biological assets. These profits were achieved despite (i) increased selling and distribution costs arising mainly from higher Indonesia export tax rate; (ii) higher G&A expenses arising from the inclusion of newly acquired subsidiaries, and higher salaries and wages attributed mainly to additional provision for employee benefits, salary rate adjustments and increased headcount; (iii) higher depreciation and amortization arising from the new subsidiaries, and (iv) higher other operating expenses attributed to loss on plasma receivables amounting to Rp13 billion, and stock losses and write-off of obsolete stock of Rp20 billion. In addition, included in Q2 2007 other operating income was a Rp39 billion gain on sales of short term investments and a foreign currency loss of Rp11 billion.

Net Profit After Tax for the quarter increased by 229% or approximately Rp656 billion to Rp943 billion. Included in Q2 2008 net profit after tax was higher interest expenses relating to the loans obtained to fund the acquisition of Lonsum, and higher income tax expenses. The Group posted a net profit after tax growth of 323% for the first half 2008.

Review of Financial Position

Biological assets increased from Rp8.3 trillion in Dec 2007 to Rp9.3 trillion primarily due to additional planting cost of oil palm and gain arising from the changes in fair value of biological assets during the first half 2008. The increase in other non-current assets was due to higher advances for plasma projects and an advance for long term investments.

The increase in current assets was attributed largely to (i) higher inventory of CPO and edible oil finished products, (ii) increase in trade receivables on higher sales of edible oil products and copra-based products, (iii) higher advance to suppliers for purchase of goods, equipment and services, and (v) higher cash and cash equivalents attributed to net cash inflow from operating activities and net cash inflow from financing activities, which arose from higher bank borrowings. This was partially offset by cash outflows for investing activities such as acquisitions of property, plant and equipment, and biological assets.

Trade payables and accruals rose by Rp0.2 trillion to Rp1.0 trillion on higher purchases of copra. Higher income tax payable was in line with higher profits during the period.

Non-current interest bearing loans and borrowings increased from Rp0.7 trillion in Dec 2007 to Rp3.1 trillion in June 2008 due to the refinancing of US$160 million and Rp1.0 trillion of 1-year bridging loan facilities to 5-year term loan in the second quarter 2008. The decrease in short-term loans and borrowing was because of the aforesaid refinancing exercise.

Estimated liabilities for employee benefits showed an increase in the first half of 2008 due to additional provision in compliance with the Indonesian labor law. The higher deferred tax liabilities were in line with the gain arising from changes in fair values of biological assets.

9. *Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.*

N.A.

10. *A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.*

The recent fall in petroleum prices and higher CPO stock in Malaysia have led to a fall in the global CPO prices. Despite this, the outlook for palm oil demand remains positive mainly due to growth in China and India, and the growing demand for biodiesel. Inflationary pressures may increase the cost of labor and raw materials.

The Group will continue to focus on optimizing the cost of production, and increasing production of CPO and sales of branded edible oil products. This will ensure the Group is well positioned to face the challenges ahead.

11. *If a decision regarding dividend has been made.*

(a) Current Financial Period Reported On

Nil.

(b) Corresponding Period of the Immediately Preceding Financial Year

Nil.

12. *If no dividend has been declared (recommended), a statement to that effect.*

No dividend has been declared or recommended for the Financial Period ended 30 June 2008.

13. ***Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year***

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Half Year 2008						
Revenue						
External sales	1,931,710	3,345,664	843,117	-	-	6,120,491
Inter-segments sales	1,774,784	-	39,110	-	(1,813,894)	-
Total Sales	**3,706,494**	**3,345,664**	**882,227**	**-**	**(1,813,894)**	**6,120,491**
Results						
Segment profit	2,482,656 *	146,841	76,657	(8,819)	(156,670)	2,540,665
Net foreign exchange gain						45,384
Profit from operations						**2,586,049**
Impairment of goodwill						-
Net finance costs						(161,921)
Profit before income tax						**2,424,128**
Income tax expense						(777,221)
Profit for the period						**1,646,907**

In Rp' million	Plantations	Cooking Oils	Commodities	Others	Eliminations	Total
Half year 2007						
Revenue						
External sales	146,742	1,871,642	619,491		-	2,637,875
Inter-segments sales	689,071	-	3,048		(692,119)	-
Total Sales	**835,813**	**1,871,642**	**622,539**	**-**	**(692,119)**	**2,637,875**
Results						
Segment profit	644,952 *	25,173	22,192	(7,269)	(64,867)	620,181
Net foreign exchange gain						4,895
Profit from operations						**625,076**
Impairment of goodwill						(76,337)
Net finance costs						18,724
Profit before income tax						**567,463**
Income tax expense						(177,802)
Profit for the period						**389,661**

*** Includes the changes in fair values of biological assets.**

Revenue by Geographical Market (ie. based on destination shipments)

	Half Year - 2008 (Rp' million)	%	Half Year - 2007 (Rp' million)	%	Change %
Indonesia	4,117,453	67.3	1,792,948	68.0	129.7
Asia	963,642	15.7	271,268	10.3	255.2
Europe	461,203	7.5	494,349	18.7	(6.7)
Africa, Middle East and Oceania	151,112	2.5	74,593	2.8	102.6
America	427,081	7.0	4,717	0.2	n/m
Total revenue	**6,120,491**	**100.0**	**2,637,875**	**100.0**	**132.0**

IndoAgri

14. ***Disclosure of the aggregate value of the transactions conducted under the shareholders' mandate for interested person transaction Rule 920(1)(a)(ii) of the Listing Manual***

The Group has the following the interest person transactions ("IPT") for Q2 2008 and YTD June 2008:-

Name of Interested Person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000)			
	Q2 2008		First Half 2008	
	Rp ' billion	USD ' million	Rp 'billion	USD million
PT ISM Group				
• Rental of storage tanks	0.1	-	0.3	-
• Sales of cooking oil & margarine	648.1	-	1,262.4	-
• Purchase of goods and services	34.0	-	47.6	-
• Corporate guarantee in favour of a bank in respect of loan facilities extended to a subsidiary of the Company				
o Principal amount outstanding in respect of the bank loan facilities at of end period		14.5		16.0
o Maximum loan outstanding (inclusive of principal and interest) during the period		13.0		16.0
Salim Group				
• Sales of CPO & other palm oil based products	2.9	-	5.1	-
• Sales of seeds	-	-	1.0	-
• Management Fee	0.1		0.1	
• Purchases of services	5.5	-	9.7	-
• Non-interest bearing loans from Salim Group	-	-	54.4	-
• Interest bearing loans to subsidiaries, which Salim Group has a 40% shareholding interest				
o Principal amount outstanding in respect of the interest bearing loans at of end period	-	-	81.6	-
o Maximum loan outstanding (inclusive of principal and interest) during the period	0.9	-	84.1	-
• Corporate guarantee, in proportion to the Group's shareholdings, in favour of banks in respect of loan facilities extended to certain subsidiaries, which Salim Group has a 40% shareholding interest				
o Principal amount outstanding in respect of the bank loan facilities at of end period	176.8	-	297.3	-
o Maximum loan outstanding (inclusive of principal and interest) during the period	176.4	-	297.6	-
• Advances for the proposed subscription of new shares in PT LPI	37.5	-	37.5	-
• Rental of land	0.1	-	0.3	-

15. **Confirmation pursuant to Rule 705(4) of the Listing Manual**

Pursuant to Rule 705(4) of the SGX-ST Listing Manual, we Mark Julian Wakeford and Moleonoto Tjang, being two Directors of Indofood Agri Resources Ltd. ("the Company") do hereby confirm on behalf of the Board of Directors of the Company that, to the best of their knowledge, nothing has come to the attention of the Board of Directors of the Company which may render the Group's unaudited financial statements for the second quarter ended 30 June 2008 to be false or misleading in any material aspect.

On behalf of the Board of Directors:

Mark Julian Wakeford
Chief Executive Officer

Moleonoto Tjang
Executive Director

IndoAgri

BY THE ORDER OF THE BOARD

Mark Julian Wakeford
Chief Executive Officer and Executive Director

14 August 2008

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	Mak Mei Yook
Designation *	Company Secretary
Date & Time of Broadcast	14-Aug-2008 18:03:35
Announcement No.	00169

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Press Release
Description	Please see attached. *** CIMB-GK Securities Pte. Ltd. acted as the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.
Attachments	IndoAgriQ208PressRelease.pdf Total size = 72K (2048K size limit recommended)

IndoAgri

PRESS RELEASE

IndoAgri's 1H2008 net profit rose 263% to Rp1.3 trillion (S$185 million)

- Group's 1H2008 revenue up 132% to Rp6.1 trillion (S$903 million) with improved performance recorded across all business divisions
- Gross profits in 1H2008 soared 251% driven by acquisitions, organic growth and rising CPO prices.
- CPO sales volume increased from 134,731mt to 344,240mt
- Sales of branded cooking oil increased by 18%
- Gross margin improved from 24% in 1H2007 to 37% in 1H2008.

SINGAPORE – 14 August 2008 – SGX Mainboard-listed Indofood Agri Resources Ltd. ("**IndoAgri**" or "the Group"), a major vertically integrated agribusiness group and manufacturer of leading brands of edible oils and fats in Indonesia's, has posted a 263% increase in its net profit attributable to shareholders to Rp1.3 trillion (S$185 million) for the six months ended 30 June 2008 ("1H2008").

FINANCIAL HIGHLIGHTS (Unaudited)

	Rp' billion			S$ 'million [1]	
	1H2008	1H2007	Change %	1H2008	1H2007
Revenue	**6,120**	**2,638**	**132%**	**903**	**389**
Gross Profit	2,261	645	251%	334	95
Gross Margin (%)	37%	24%		37%	24%
Gain arising from changes in fair values of biological assets	646	135	380%	95	20
EBITDA *	**2,069**	**551**	**276%**	**305**	**81**
Profit From Operations	2,586	625	314%	381	92
Profit Before Taxation	2,424	567	327%	358	84
Net Profit	1,647	390	323%	243	57
Attributable Net Profit	**1,252**	**345**	**263%**	**185**	**51**
EPS (fully diluted) – Rp/S$ cents	865	272	218%	12.8	4.0

* Excluding depreciation, amortisation and gain arising from changes in fair value of biological assets

[1] Converted at exchange rate of Rp6,779 to S$1

Group's 1H2008 revenue increased 132% to Rp6.1 trillion (S$903 million), with higher sales registered across all business divisions. The improved performance was attributed mainly to positive contributions from the acquisitions of new subsidiaries (particularly Lonsum) in 2007, together with the higher volume growth and higher prices for Crude Palm Oil ("CPO") and other edible oil products. In line with the strong revenue performance, gross profit soared 251% to Rp2.3 trillion (S$334 million) for the corresponding period while gross margin improved from 24% in 1H2007 to 37% in 1H2008.

Plantation division remains the core business, contributing around 90% of the operating profit. This division continued to post strong growth with revenue growing 344% in 1H2008, with CPO sales volume increasing from 134,731mt to 344,240mt and favourable CPO prices. Cooking oil and fats division continued to enjoy strong growth momentum, posting a revenue growth of 79% due to higher selling prices and 18% volume growth in branded cooking oil. The increase in the average selling price of copra and palm oil-based products have helped Commodity division to deliver a 42% revenue growth in 1H2008.

EBITDA recorded a 276% increase to Rp2.1 trillion (S$305 million), in line with the strong performances from all business divisions. This was achieved despite higher selling and distribution costs on higher Indonesia export tax rate and higher G&A expenses for the enlarged group.

The Group recorded a net profit after tax of Rp1.6 trillion (S$246 million) in 1H2008. The attributable net profit after tax was Rp1.3 trillion (S$185 million), up 263% for the corresponding period.

Mr Mark Wakeford, CEO and Executive Director of IndoAgri said, ***"We have achieved another set of strong results and improved margins as we continue to capitalize on our integrated agribusiness model. Most notable is the improved CPO production, and the 18% growth in our sales of branded cooking oil. Our focus remains on improving plantation yields, new planting program and cost efficiencies to ensure we remain a low cost producer. We also announced in July the completion of the refinancing of the Rp 4 trillion of bridging financing for the Lonsum acquisition, and our balance sheet remains strong with a net debt to equity ratio of 0.34. "***

IndoAgri

INDUSTRY OUTLOOK

Palm oil is the most widely consumed edible oil in the world with 25% global market share in 2007. With 80% of the world's palm oil supply coming from South East Asia, IndoAgri is poised to capitalize on the growing business opportunities through its leading market position in the region.

The recent fall in petroleum prices and higher CPO stock in Malaysia have led to a fall in CPO prices. Despite this, the outlook for palm oil demand remains positive mainly due to growth in China and India, and the growing demand for biodiesel.

The Group will continue to focus on optimizing cost of production, and increasing production of CPO and sales of branded edible oil products. This will ensure the Group is well positioned to face the challenges ahead.

Mr Mark Wakeford, CEO and Executive Director of IndoAgri said, ***"Despite the recent falling CPO prices, supply and demand fundamentals for CPO remain favorable. Capitalising on this growth potential, we plan to expand our oil palm planted area to 250,000 ha by end of 2010. We are investing in a new refinery in Jakarta to further capture demand growth in Indonesia for our branded edible oil products. Together this will further enhance our strategic position as a leading agribusiness player in the region."***

---The End ---

ABOUT INDOFOOD AGRI RESOURCES LTD.

Indofood Agri Resources Ltd ("IndoAgri") is a vertically integrated agribusiness group with business operations that range from research and development in the breeding and cultivation of oil palms, to the milling and refining of crude palm oil, and the marketing and distribution of cooking oil, margarine, shortening and other derivative products. The Group also engages in the cultivation of other crops such as rubber, cocoa and tea.

At present, IndoAgri - owns a vast land bank of 407,171 hectares spread throughout the Indonesian archipelago. Of this, 168,456 hectares and 22,414 hectares are planted with oil palm and rubbers, respectively. Additionally, IndoAgri also has 3,364 hectares of other crops such as cocoa, tea and coconut. . The Group's acquisition of PT PP London Sumatra Indonesia Tbk in Q4 2007 has also further strengthened IndoAgri's market leader position in Indonesia's palm oil industry.

IndoAgri has also recently completed the shares subscription in PT Lajuperdana Indah (representing a 60% interest), which will enable the Group to expand its existing agribusiness activities into the areas of sugar cane cultivation and processing. The sugar industry in Indonesia presents a new and attractive investment proposition with demand driven by factors such as population growth, rapid development of processed food and beverage industries and the continued expansions of sugar-based industries such as ethanol.

For more information please visit our website at: www.indofoodagri.com

Issued for and on behalf of Indofood Agri Resources Ltd
By Financial PR Pte Ltd

For more information, please contact:

Indofood Agri Resources Ltd
Ms. Mak Mei Yook, makmy@indofoodagri.com
Mr. Isaac Chow, chowcs@indofoodagri.com
Tel: (65) 6557 2389
Fax: (65) 6557 2387

Financial PR Pte Ltd
Ms. Kathy Zhang, kathy@financialpr.com.sg
Mr. Dave Tan, dave@financialpr.com.sg
Tel: (65) 6438 2990
Fax: (65) 6438 0064

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